UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 17, 2025

Commission File Number: 001-42281

PREMIUM CATERING (HOLDINGS) LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

6 Woodlands Walk

Singapore 738398

(Address of principal executive offices)

YU CHUN YIN, EXECUTIVE DIRECTOR

Tel: +65 6355 9488

Email: david.yu@premium-catering.com.sg

6 Woodlands Walk

Singapore 738398

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

MINIMUM SHAREHOLDERS’ EQUITY

Premium Catering (Holdings) Limited (“PC”) is filing this Form 6-K in order to reflect certain events that occurred subsequent to December 31, 2024, and which impact PC’s Shareholders’ Equity. The Nasdaq Stock Market requires, under its “Equity Standard” for the Nasdaq Capital Market that PC maintain minimum Shareholders’ Equity of USD$2.5 million.

On January 10, 2025, PC adopted the 2025 Equity Incentive Plan (the “Plan”), and filed a Form S-8 with the United States Securities and Exchange Commission (“SEC”) registering 3,200,000 shares that could be issued under the Plan. PC sold 3,200,000 Ordinary Shares under the Plan and realized Gross proceeds of USD$2.3 million.

On February 7, 2025, the SEC declared effective PC’s Registration Statement on form F-1 registering 10 million of PC’s Ordinary Shares for sale in a self-underwritten public offering. The 10 million shares were sold in February 2025, and the registrant realized gross offering proceeds of USD$5.0 million.

Since December 31, 2024, PC has continued to operate at a loss. Management estimates that the net loss for the period from January 1 - June 30, 2025, will be approximately USD $4.0 million.

Accordingly, management estimates that Shareholders’ Equity at June 30, 2025, will be approximately USD$7.4 million, which is an excess of the USD $2.5 million Shareholders’ Equity required under the NASDAQ capital markets equity standard for continued listing.

Shareholders’ Equity at December 31, 2024	USD$	4.1 million
Proceeds from sale of 3,200,000 shares on Form S-8	USD$	2.3 million
Proceeds from sale of 10,000,000 shares on Form F-1	USD$	5.0 million
Estimated net loss from January 1 – June 30, 2025	USD$	4.0 million
Pro-Forma Shareholders’ Equity at June 30, 2025	USD$	7.4 million

The forecasts, plans, projections, estimated net loss, pro forma shareholders’ equity, and other information contained herein describing events or results that may occur in the future are “forward-looking statements” based on various assumptions, none of which are guaranteed to be accurate. Accordingly, actual results or events will differ from those described in such forward-looking statements, and the differences may be material.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIUM CATERING (HOLDINGS) LIMITED (Registrant)

Date: June 17, 2025	By:	/s/ Yu Chun Yin
Yu Chun Yin, Executive Director

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